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SEC Mail Processing

ANNUAL REPORTS

MAR 0 1 2023 **FORM X-17A-5**

PART III

Washington, DC

SEC FILE NUMBER
8-34883

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ 01/01/22 _____ AND ENDING _____ 12/31/22 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Financial Northeastern Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Passaic Avenue

(No. and Street)

Fairfield	New Jersey	07004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sandralin Kiss	(800)362-9876	skiss@financialnortheastern.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown

(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400	Whippany	New Jersey	07981
(Address)	(City)	(State)	(Zip Code)

10/2003		100	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Sandralin Kiss_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____Financial Northeastern Securities, Inc._____, as of _____December 31_____, 2_2__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AUDREY MUSELLA
NOTARY PUBLIC OF NEW JERSEY
Commission # 50115054
My Commission Expires 10/17/2024

Signature: _____

Title: _____
       Executive Vice President, COO

Notary Public

This filing contains (check all applicable boxes):**

- [X] (a) Statement of financial condition.
- [X] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and those charged with governance of
Financial Northeastern Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

Whippany, New Jersey
February 27, 2023

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   T (973) 898 9494   F (973) 898 0686   withum.com

Financial Northeastern Securities, Inc.
Statement of Financial Condition
December 31, 2022

ASSETS

Cash in Banks	$	803,464
Receivable from broker - clearance accounts (including clearing deposit of $500,000)		11,000,388
Accounts receivable		441
Investments, at Fair Value		4,926,886
Right of use asset		679,127
Property and equipment, net		49,015
Due from Affiliate		90,862
Other assets		188,483
	$	17,738,666

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and other accrued expenses	$	378,014
Lease Liability		679,127
Total liabilities		1,057,141
Stockholders' equity		
Common stock (no par value, 2,500 shares authorized, 20 shares issued and outstanding)		1,000
Additional Paid-in-capital		3,077,130
Retained earnings		13,603,395
Total stockholders' equity		16,681,525
	$	17,738,666

See Accompanying Notes to Financial Statements.

1. Nature of Business

Financial Northeastern Securities, Inc. (the "Company") is a full-service broker-dealer that serves institutional investors, credit unions, and individual investors located throughout the United States. The Company is registered under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, as detailed in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Some of the significant estimates include determinations of the useful lives of assets and right of use assets and liabilities. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of operations in the period that they are determined. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the date of the financial statements issuance.

Cash in Banks

For purposes of the statement of financial condition and statement of cash flows, the Company considers only deposits in banks to be cash.

Receivable from Broker – Clearance Accounts

In accordance with FINRA regulations, all cash in the firm's trading accounts at Pershing LLC is reflected as a receivable from broker on the statement of financial condition. As of December 31, 2022, the receivable from clearing broker included the clearing deposit of $500,000.

Concentration of Credit Risk

The Company places its cash with four financial institutions that have offices located in New Jersey and New York. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company's cash is placed with high credit quality financial institutions. At times, such balances may exceed federally insured limits of $250,000 per financial institution. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on cash.

Current Expected Credit Loss (CECL)

The Company records credit losses in accordance with ASC Topic 326, Financial Instruments-Credit Losses (ASC 326). ASC 326 applies to certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

The Company has analyzed their receivables and deposits to determine if there are any expected losses that the Company should forecast. The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company identified the following two assets as impacted by the guidance:

Accounts receivable – the current receivable is comprised of a stream of interest payments, primarily from one bank, Synovus Bank Columbus, GA, which is corporate and IDC Financial Publishing, Inc.'s bank safety rated, and matures by 6/12/2023.

Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible. It is management's policy to review the outstanding accounts receivable from its customers and write-off any uncollectible accounts as they arise. At December 31, 2022, there was no allowance for credit losses associated with these receivables.

Receivable from Broker – The Company has a $500,000 clearing deposit in a segregated account at Pershing LLC, the Company's clearing broker. Since the entire clearing deposit is expected to be received after the agreement is terminated, as per the clearing agreement, and the credit worthiness of the broker, no allowance for credit losses was deemed necessary. The receivable from broker also includes cash held at the broker in addition to the $500,000 clearing deposit.

Accounts Receivable

Accounts receivable from customers are recorded at the present value of estimated cash flows on the date the receivables were established. The Company receives collections on its customer receivables based on the length of the certificates of deposit. The present value discounts on the customer receivables are computed using assumptions made by management of the Company regarding the market and ultimate collectability of the receivables. On January 1, 2022, the present value of accounts receivable was $2,297.

Accounts receivables consist of the following:

Receivables due in less than one year	$	518
Less discounts to present value (ranging from 2% to 2.5%)		(77)
Total	$	441

Investments

The Company's investments are comprised of certificates of deposit, corporate obligations, U.S. Treasuries, U.S. Government Bonds, asset-backed securities and municipal bonds.

Investments are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are measured at fair value in the accompanying statement of financial condition.

The Company uses the specific identification method in determining realized gains and losses reflected in revenues under other income in the statement of operations. The unrealized gains and losses are also reflected in other income in the statement of operations.

The Company measures its investments on a recurring basis at fair value – see Note 4 Investments.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for maintenance, repairs and betterments which do not materially prolong the normal useful life of an asset are charged to operations as incurred. Purchases of property and equipment and additions and betterments which substantially extend the useful life of the asset are capitalized at cost. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in the statement of operations. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principle Method
Furniture and fixtures	7 years	Straight-line
Office equipment	3 -10 years	Straight-line

Revenue Recognition from Securities Transactions

The Company records revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's principle sources of revenue are derived from Underwriting of Certificates of Deposits, Commissions, Selling Group Participation and Principal Transactions (Proprietary Trading activity). The revenue recognition guidance does not apply to revenue

associated with realized and unrealized gains and losses related to proprietary trading as well as interest and dividend income from financial instruments owned.

Principal transactions revenue is derived from the mark up or mark down on securities purchased and re-sold by the Company. Principal transactions and the related revenue are recorded when the arrangement is completed on the closing date or the contract is cancelled. All Principal Transactions revenues are recorded on a settlement-date basis, which is not materially different than a trade-date basis, in accordance with FINRA Rule 15c3-1(c)(2)/01. As discussed earlier, ASC 606 does not apply to revenue associated with realized and unrealized gains and losses related to proprietary trading.

The following is a description of principal activities within the scope of ASC 606 from which the Company generates its revenue:

Underwriting of Certificates of Deposit Revenue

The Company underwrites securities for Banks and Credit Unions that want to raise deposits. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. This generally is the point at which all of the following have occurred: (i) all offering documents are finalized, and; (ii) the selling period is completed and the Company has finalized the total face amount of the issue, and (iii) the issuer has delivered the master certificate, and; (iv) the funds resulting from the offering have been received by the issuer.

In accordance with FASB ASC 606-10-25-27, the Company recognizes securities underwriting revenue at a point in time. As per guidance, in a typical underwriting agreement, a broker-dealer will not have an enforceable right to payment until the consummation of the securities issuance and therefore has no right to payment for the services performed prior to such date. That point in time is the settlement-date.

Underwriting fees are recognized gross of transaction-related expenses. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 30 days following the settlement-date of the transaction. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Commission Revenue

Commission revenues are derived from investment transactions where the Company acts as agent. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a settlement-date basis. The Company believes that the performance obligation is satisfied on the trade-date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. However, in accordance with FINRA Rule 15c3-1(c)(2)/01, the Company has always maintained a consistent policy of reflecting all

transactions on a settlement date basis for revenues and corresponding expenses as well as computing net capital. The rule allows for the use of settlement-date basis provided there is not a material difference between trade and settlement-date accounting. Moreover, Rule 15c3-1(c)(2)/013 and Generally Accepted Accounting Principles (GAAP) require a proper matching of revenues and expenses. In order to achieve this matching, the Company reports on a settlement-date basis which is not materially different than a trade-date basis, consistent with the Company's account statements.

Selling Groups Revenue Participation

Revenue derived from participation in a selling group of corporate note programs, certificates of deposit, share certificates and various other corporate underwritings is recognized in accordance with the terms of the respective note programs. The Company believes that its completed performance obligation is the date the security transfers to the investor. As a selling group member in a typical underwriting agreement, a broker-dealer will not have an enforceable right to payment until the consummation of the securities issuance and therefore has no right to payment for the services performed prior to such date. All selling group participation revenues are recorded on a settlement-date basis, which is not materially different than a trade-date basis.

There were no contract assets or liabilities as of January 1, 2022 and December 31, 2022.

Income Taxes

As an "S" corporation, the Company is not subject to federal, New Jersey and Florida corporate income taxes. The individual stockholders are responsible for the payment of income taxes on the Company's earnings. Accordingly, there are no provisions for federal, New Jersey, and Florida income tax in the accompanying financial statements, however, the Company is subject to income taxes in Ohio and the City of Dublin, Ohio.

The Company has evaluated its tax positions and has concluded that there are no unrecognized tax benefits or obligations at December 31, 2022. There are no tax related penalties and interest reflected in these financial statements.

Distributions and Dividends Payable

During 2022, the Company recorded $589,525 in distributions to its stockholders. The dividend payable at December 31, 2022 is $0.

Commissions Expense

Commissions are paid to various brokers based upon a percentage of sales, net of fees, and are paid at the end of the following month.

3. Property and Equipment

Property and equipment consists of the following:

Office equipment	$ 120,336
Less accumulated depreciation	71,321
Net	$ 49,015

Depreciation expense for the year ended December 31, 2022 was $18,201.

4. Investments

As of December 31, 2022, investments include various certificates of deposit, US Treasury securities, corporate bonds, asset backed securities and municipal bonds maturing at dates through 2033 at interest rates ranging from 0% to 5.5%. These items were measured using the following inputs at December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets at Fair Value				
Certificates of Deposit	$ 2,562,675	$	$	$ 2,562,675
U.S. Treasury Securities	999,330			999,330
Corporate Bonds	863,562			863,562
U.S. Government Bonds	498,175			498,175
Asset Backed Securities and Municipal Bonds	3,144			3,144
Total	$ 4,926,886	$ -	$ -	$ 4,926,886

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies as of December 31, 2022.

Certificates of Deposit. Valued based upon quoted prices from an exchange or liquidation value.

Treasury Bonds, Corporate Obligations, U.S Govt. Bonds, Asset-backed Securities and Municipal Bonds: Valued at the closing price reported on the active market on which the individual security is traded.

Financial Northeastern Securities, Inc.

5. **Net Capital Requirement**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $16,297,921, which was $16,197,921 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.0232 to 1.

6. **Off-Balance Sheet Risk**

   The security transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

7. **Related Party Transactions**

   Pursuant to an administrative annual cost sharing agreement, renewable on a year-to-year basis, the Company shares the cost of overhead expenses with an affiliated company through common ownership, Financial Northeastern Corporation (the "Affiliate"), based on relative sales levels. The shared overhead expenses pertain to rent, employee compensation and benefits, professional fees, utilities, travel and other miscellaneous expenses. As of December 31, 2022, the Affiliate owed the Company $90,862 toward 2022 shared costs. This asset is reflected in the Due from Affiliate on the Statement of Financial Condition. The Company incurred shared costs of $3,047,676 for 2022 from the Affiliate representing 99.97% of the total expenses to be allocated.

8. **Commitments and Contingencies**

   Operating Lease

   The Company currently has obligations as a lessee for office space in New Jersey through 2025 and Ohio through 2026 with initial non-cancelable terms in excess of one year. The Company classifies these leases as operating leases. Each of these leases contain options to renew for one or two additional 36 month periods. Since the Company is not reasonably expected to exercise these options, the optional periods are not included in determining either the lease term or financial obligation. Payments under each lease contain a fixed amount for rent plus electricity plus variable adjustments for common area maintenance (CAM) and real estate costs, on its proportional share of building space, in excess of the base year costs. These costs are unknown and are recorded as variable costs when incurred. The leases do not include termination options or restrictive agreements and, as such, the lease asset and liability do not reflect any such costs.

Lease assets and liabilities reported on the Company's statement of financial condition are the present value of the future lease payments. The discount rate of 4.75% was used to calculate the present value of the asset and liability. Amounts reported in the statement of financial condition as of December 31, 2022 are as follows:

Operating lease right-of-use assets	$679,127
Operating lease liabilities	$679,127

Average remaining lease term: 2.92 years

Weighted average discount rate: 4.75%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new or amended leases.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2022, which includes imputed interest of $47,438, are as follows:

For years ended:

2023	$242,019
2024	235,011
2025	193,734
2026	8,365
	$679,129

In accordance with the leases, the minimum undiscounted annual lease payments subsequent to December 31, 2022 are as follows:

For years ended:

2023	$250,864
2024	255,421
2025	220,245
2026	10,475
	$737,005

Lease expense charged to the Company under operating leases was $256,223 for the year ended 2022. As described in Note 7, an agreement is in place whereby the Affiliate shares the cost relative to the office space leases with the Company.

Components of lease expense for the year ended December 31, 2022 consist of:

Fixed	$221,439
Variable	24,869
Total	$246,308

9. Pension Plans

Defined Contribution Pension Plan

The Company is a participating employer of a 401K plan that allows for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit from employer contributions must meet certain age and service requirements. Full vesting is reached in year three after 33% vesting each in years one and two. The Company's total expense for the defined contribution pension plan for 2022 was $247,208.

Supplemental Executive Retirement Plan

The Affiliate established a non-qualified deferred compensation program and a Supplemental Executive Retirement Plan (SERP) in 2004, both of which were amended and restated effective January 1, 2007. Effective January 1, 2010, the Affiliate has suspended contributions to the SERP Plan. Current year administrative expenses for this plan are allocated to the Company in accordance with the Cost Sharing Agreement and are included in Other General and Administrative Expenses on the Statement of Operations.